

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 8, 2010

Anthony D. Squeglia
Chief Financial Officer
Pro Pharmaceuticals, Inc.
7 Wells Avenue
Newton, MA 02459

> **Re:  Pro Pharmaceuticals, Inc.**
> **Form 8-K**
> **Filed September 30, 2010**
> **File No. 001-31791**

Dear Mr. Squeglia:

     We have completed our review of your Form 8-K and have no further comments at this time.

                    Sincerely,

                    Tabatha Akins
                    Staff Accountant